Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York  10005
Phone:  212-344-1600
Fax:  212-480-0717

November 24 2009

United States Securities and Exchange Commission
Washington, D.C.  20549

Attn:  H. Christopher Owings, Assistant Director
           Robert W. Errett, Staff Attorney

Re:  Hotel Outsource Management International, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed November 6, 2009
        Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
        Filed November 24, 2009
        File No. 000-50306

Dear Mr. Owings:

Hotel Outsource Management International, Inc. acknowledges the following:

Hotel Outsource Management International, Inc. is responsible for the adequacy and accuracy of the disclosures in our filings;

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

Hotel Outsource Management International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In future filings we will revise our 302 certifications to use the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K.

Very truly yours,

Hotel Outsource Management International, Inc.

/s/Jacob Ronnel
By:  _______________________
Jacob Ronnel, Chief Executive Officer